Ex. 28(e)(3)

FAIRHOLME DISTRIBUTORS, LLC

899 CASSATT ROAD

SUITE 110

BERWYN, PA 19312

August 3, 2017

NOTICE OF AMENDMENT TO

DEALER AGREEMENT

WITH RESPECT TO

ORDERS FOR CLEAN SHARES

Fairholme Distributors, LLC is hereby amending its Dealer Agreement (the “Dealer Agreement”) as set forth below, and such amendment (“Amendment”) will become effective on July 27, 2017. This Amendment relates solely to transacting in Clean Shares (as defined below) of certain registered investment companies at present or hereafter managed by Fairholme Capital Management (each a “Fund” and together the “Funds”).

Ladies and Gentlemen:

Fairholme Distributors, LLC (the “Distributor”), as the principal underwriter of the Funds, has previously entered into the Dealer Agreement with you enabling you to participate in the distribution of shares of the Funds (“Shares”) subject to the terms in the Dealer Agreement.

Pursuant to Paragraph 14 of the Dealer Agreement, the Distributor hereby amends the Dealer Agreement as follows:

1.     By renaming it “Broker-Dealer Agreement” and redesignating Section 1 of the Dealer Agreement as Subsection 1(a).

2.     By adding the following Subsections to Section 1 of the Dealer Agreement:

(b) Intermediary as Agent; Commissions. You may act as an agent for the limited purpose of receiving and transmitting purchase and sale orders for Shares, which have no front-end load, deferred sales charge or other asset-based fee, and charge a commission or other transaction-based fee on purchases and sales of such Shares on your firm’s brokerage platform (such shares, “Clean Shares”). When such a fee is charged, you represent that you are acting solely on an agency basis with respect to the purchase or sale of Clean Shares and not as an underwriter, principal underwriter, dealer, or selling agent of a Fund. You agree that any such commission will be charged in a manner consistent with applicable rules of the Financial Industry Regulatory Authority and the United States Department of Labor and confirmed in accordance with applicable requirements under the Securities Exchange Act of 1934.

(c) Intermediary as Agent; No Secondary Market. You agree that any purchases and sales of Clean Shares may only be executed as purchases or redemptions between the investor and a Fund. You agree not to execute trades of Clean Shares between investors or otherwise support a secondary market for trading of Clean Shares.

3.	Except as specifically amended hereby, all of the provisions of the Dealer Agreement shall continue in full force and effect in accordance with its terms and conditions.

4.	In the event of a conflict between the terms of this Amendment and the terms of the Dealer Agreement with respect to the purchase and sale of Clean Shares, this Amendment shall control.

Effective: July 27, 2017

For inquiries, please contact the following:

Dealer Services

Fairholme Distributors, LLC

3 Canal Plaza

Suite 100

Portland, ME 04101

DealerServices@Foreside.com